April 4, 2008

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re:	Southern Copper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Preliminary Proxy Statement on Schedule 14A
Filed March 14, 2008
File No. 1-14066

Dear Mr. Schwall:

On behalf of Southern Copper Corporation (“Southern Copper” or the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit this response to your letter, dated March 31, 2008, relating to the above-referenced filings. We are responding to the comments of the Staff with respect to the Preliminary Proxy Statement on Schedule 14A and will separately transmit our responses to the Staff’s comments concerning the Form 10-K for the fiscal year ended December 31, 2007.

To assist in the Staff’s review of the Company’s responses, we have preceded each response with the text (in bold type) of the comment as stated in your letter. Southern Copper believes that it has replied to your comments relating to the preliminary proxy statement in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Preliminary Proxy filed March 14, 2008

How Do We Determine Each Element of Compensation?, page 13

1.              We direct you to Item 402(b)(2)(xiv) of Regulation S-K and disclosure at page 13 and elsewhere in which you state that “we may also compare our compensation structure with the compensation of comparable companies.” Please discuss whether you benchmark compensation of comparable companies. In this regard, identify any companies to which you benchmark compensation and explain how they factor into the compensation decision-making process.

SOUTHERN COPPER CORPORATION

11811 N. Tatum Blvd., Suite 2500, Phoenix, AZ 85028, U.S.A.

Phone: (602) 494-5328 - Fax: (602) 494-5317

We promote our named executive officers from within our organization and we hire new executives through recruiters.  We also use Human Resource consulting firms, such as Hay Group and Intergama, which provide us with comparative salary data for the sought position extracted from their database relating to peer companies in Mexico and Peru.  We factor this comparative salary information into our decision making process.  It is our policy to compensate personnel, including named executive officers, within the median and third quartile of market.  Additionally, to remain competitive we review compilations of CEO compensation data, including the two most used in leading empirical finance, accounting, and economics journals: Standard & Poor’s Execucomp, and Forbes Annual Compensation Survey. We also review a third data source that is not as widely used — The Wall Street Journal/William M. Mercer CEO Compensation Survey (WSJ) — to verify if we are competitive in compensating our CEO.

We will revise our proxy statement to incorporate the above information.

Discretionary Cash Compensation, pages 16 and 19

2.              We note your disclosure at page 13 in which you indicate several factors that influence your decision to grant salary increases and bonuses. Please discuss in more detail the factors that caused you to pay the specified amounts of base salary and bonuses for all of your named executive officers. In this regard, specify the material factors the committee considered in making base salary adjustments for each named executive officer whose salary was increased. See Item 402(b)(1)(v) of Regulation S-K.

The Company’s management team and Compensation Committee make the decisions to grant salary increases and bonuses for the executive officers of the Company after a thorough analysis of numerous factors, including among others, the responsibilities and performance of each executive officer measured in the areas of production, safety and environmental responsiveness (both individually and as compared to other officers of the Company).  In addition, management and the Compensation Committee consider years of service, future challenges and objectives, the potential contributions of each officer to the future success of our Company, total executive compensation, and the Company’s overall financial performance.  Peruvian and Mexican law requires us to pay salaries to our employees commensurate with each employees’ job requirements, experience and skills, and to share 8% of the annual pre-income tax profits of our Peruvian Branch with our Peruvian employees and 10% of the annual pre-income tax profits of our Mexican operation with our Mexican employees.

In increasing base salaries for our executive officers, we use a tabulation which is revised every year to adjust for inflation in Mexico and Peru. The base salary increases take into account the individual’s position, as well as his or her results and job performance in the relevant year.  Base salary increases are not granted indiscriminately to employees.  Instead, they are granted to reward individuals who facilitate the achievement of the Company’s corporate goals.  As reflected in the Summary Compensation Table on page 22 of our proxy statement, in 2007 we increased the base salaries of Oscar González Rocha, José N. Chirinos and Mario Vinageras.  The increases to each of Messrs. Rocha, Chirinos and Vinageras’s base salaries were granted to reflect inflation of 3.8% in Mexico and 3.9% in Peru, as well as our favorable financial results of 2007, and to reward each of them for their performance throughout the year and their substantial contributions to the Company’s overall financial performance.  The salaries of Messrs. Rocha and Chirinos are paid in Nuevos Soles, the local currency of Peru and, therefore, reflect the 6.3% appreciation of the Nuevo Sol in 2007 when converted to U.S. Dollars.

We will revise our proxy statement to incorporate the above information.

Director Compensation Table, page 29

3.              Please disclose the aggregate number of stock awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

We will revise our proxy statement to incorporate the following information.

The information set forth below reflects the shares of our Common Stock granted under the Directors’ Stock Award Plan outstanding as of December 31, 2007.

Southern Copper Corporation
Shares of Common Stock Beneficially Owned
Germán Larrea Mota-Velasco	3,600
Oscar González Rocha	400
Emilio Carrillo Gamboa	2,000
Alfredo Casar Pérez	800
Alberto de la Parra Zavala	0
Jaime Fernando Collazo González	800
Xavier García de Quevedo Topete	1,200
Harold S. Handelsman	2,400
Genaro Larrea Mota-Velasco	1,600
Daniel Muñiz Quintanilla	0
Armando Ortega Gómez	0
Luis Miguel Palomino Bonilla	200
Gilberto Perezalonso Cifuentes	2,800
Juan Rebolledo Gout	800
Carlos Ruiz Sacristán	2,000

Proposal to Amend Our Certificate to increase the Number of Authorized Shares, page 30

4.              Your second proposal indicates that you will be increasing the number of authorized but unissued shares of your common stock. Do you have any current plans, proposals or arrangements to issue any of the additional shares? For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Our Board of Directors believes that it is in our best interest to amend our Certificate to increase the number of authorized shares of Common Stock. The amendment will have the effect of allowing the Company to issue more shares of Common Stock. The Company’s management is considering recommending a stock split to the Board of Directors, but there can be no assurance that the Board of Directors will take any action to effect a stock split.

Other than indicated above, we do not currently have any plans, proposals or arrangements (written or otherwise) to issue any of the additional shares (including any proposals to acquire any business or engage in any investment opportunity with the additional shares).

We will revise our proxy statement to incorporate the above information.

Closing Comments

On behalf of the Company,  I hereby acknowledge that:

•                       The Company is responsible for the adequacy and accuracy of the disclosure in the filings discussed herein;

•                       Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact our general counsel, Armando Ortega, at +52-55-1103-5130.

Very truly yours,

Oscar Gonzalez Rocha